UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8 – 27942

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Spellman Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5944 Luther Lane, Suite 601
(No. and Street)

Dallas	Texas	75225
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sue Spellman — 214-691-6094
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive	**Irving**	**Texas**	**75063**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/21

OATH OR AFFIRMATION

I, Sue Spellman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Spellman Capital Corporation**, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

PAMELA S. GREENWAY
Notary Public, State of Texas
My Commission Expires 03-04-05

Pamela S. Greenway
Notary Public

Sue S. Spellman
Signature

President
Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPELLMAN CAPITAL CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2002

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Spellman Capital Corporation

We have audited the accompanying statement of financial condition of Spellman Capital Corporation as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spellman Capital Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 16, 2003

SPELLMAN CAPITAL CORPORATION
Statement of Financial Condition
December 31, 2002

ASSETS

Cash and cash equivalents	$ 56,412
Receivable from clearing broker/dealer	1,559
Prepaid expenses	1,217
Marketable securities	30,000
Clearing deposit	6,004
Furniture and equipment, net of accumulated depreciation of $25,892	7,503
Lease deposit	1,024
TOTAL ASSETS	$ 103,719

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$ 196
Accrued expenses	429
TOTAL LIABILITIES	625

Stockholder's Equity

Common stock, 1,000,000 shares authorized, $.01 par value, 15,000 shares issued and outstanding	150
Additional paid-in capital	124,850
Accumulated deficit	(21,906)
TOTAL STOCKHOLDER'S EQUITY	103,094
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 103,719

See notes to financial statements.

SPELLMAN CAPITAL CORPORATION
Statement of Income
Year Ended December 31, 2002

Revenue	
Securities commissions	$ 40,714
Revenue from sale of investment company shares	4,751
Other income	928
TOTAL REVENUE	46,393
Expenses	
Compensation and related costs	19,460
Clearing charges	3,771
Communications	8,949
Occupancy and equipment costs	16,293
Regulatory fees and expenses	6,622
Professional fees	3,971
Research and subscriptions	4,093
Other expenses	5,144
TOTAL EXPENSES	68,303
Other Losses	
Unrealized loss on marketable securities	9,000
Unrealized loss on non-marketable securities	16,800
Total other losses	25,800
NET LOSS	$ (47,710)

See notes to financial statements.

SPELLMAN CAPITAL CORPORATION
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2002

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balances at December 31, 2001	15,000	$ 150	$124,850	$ 25,804	$150,804
Net loss	-	-	-	(47,710)	(47,710)
Balances at December 31, 2002	15,000	$ 150	$124,850	$ (21,906)	$103,094

See notes to financial statements.

SPELLMAN CAPITAL CORPORATION
Statement of Cash Flows
Year Ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (47,710)
Adjustments to reconcile net loss to net cash used in operating activities:	
Unrealized loss on marketable securities	9,000
Unrealized loss on non-marketable securities	16,800
Depreciation	1,752
Change in assets and liabilities:	
Decrease in receivable from clearing broker/dealer	7,981
Increase in prepaid expenses	(1,217)
Decrease in clearing deposit	3
Decrease in accounts payable	(287)
Net cash used in operating activities	(13,678)
Net decrease in cash and cash equivalents	(13,678)
Cash and cash equivalents at beginning of year	70,090
Cash and cash equivalents at end of year	$ 56,412

Non-Cash Investing Activities:

Non-marketable securities owned by the Company with a cost totaling $39,000 became marketable during the year (See Note 4).

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ 37
Income taxes	$ -

See notes to financial statements.

SPELLMAN CAPITAL CORPORATION
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Spellman Capital Corporation (the Company) was organized in April 1982 as a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is registered as an investment advisor with the state of Texas. The majority of the Company's customers are individuals located throughout Texas.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Money market funds are considered cash equivalents.

Marketable Securities

Marketable securities are held for investment purposes and are carried at fair value. The increase or decrease in fair value is credited or charged to operations.

Furniture and Equipment

Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using accelerated methods over estimated useful lives of five to seven years.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Security Transactions

Security transactions and related commission revenue and expenses are recorded on a trade date basis.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, resulting in all tax liabilities or benefits relating to the operations of the Company passing through to the individual shareholder.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $6,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital and net capital requirements of $84,873 and $50,000, respectively. The Company's net capital ratio was .01 to 1.

Note 4 - Marketable / Non-Marketable Securities

The Company's marketable securities consist of 3,000 shares of common stock of the Nasdaq Stock Market, Inc. with a market value of $30,000, cost of $39,000 and accumulated unrealized losses of $9,000. The unrealized loss for the year ended December 31, 2002 was $9,000.

The Company's non-marketable securities consist of 1,200 warrants of the NASD to purchase shares of common stock of the Nasdaq Stock Market, Inc. with a fair value of zero, cost of $16,800 and accumulated unrealized losses of $16,800. The unrealized loss for the year ended December 31, 2002 was $16,800. Each warrant entitles the Company to purchase four shares of common stock. The warrants are exercisable as follows:

Note 4 - Marketable / Non-Marketable Securities (continued)

Shares subject to exercise	Exercisable on or after	Expiration	Exercise Price
1,200	June 28, 2002	June 27, 2003	$13
1,200	June 30, 2003	June 25, 2004	$14
1,200	June 28, 2004	June 27, 2005	$15
1,200	June 28, 2005	June 27, 2006	$16

Note 5 - Furniture and Equipment

Furniture and equipment are carried at cost less accumulated depreciation and consists of the following:

Furniture and fixtures	$ 14,620
Equipment	11,022
Leasehold improvements	7,753
	33,395
Accumulated depreciation	(25,892)
	$ 7,503

Depreciation expense for the year was $1,752 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 6 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company has $56,412 or approximately 54%, of its total assets in money market funds, a receivable, and a clearing deposit due from or held at the Company's clearing broker/dealer.

Note 7 - Leases

The Company currently leases office space on a month-to-month basis. The monthly lease payment is approximately $1,200.

SPELLMAN CAPITAL CORPORATION
Notes to Financial Statements

Note 8 - Subsequent Event

The sole shareholder contributed $10,000 as additional paid-in capital in January 2003.

Schedule I

SPELLMAN CAPITAL CORPORATION
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
December 31, 2002

Total stockholder's equity qualified for net capital	$ 103,094
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	1,217
Furniture and equipment, net	7,503
Lease deposit	1,024
Total deductions and/or charges	9,744
Net capital before haircuts on securities positions	93,350
Haircuts on securities:	
Money market funds	977
Marketable securities	4,500
Undue concentration	3,000
Total haircuts on securities:	8,477
Net Capital	$ 84,873
Aggregate indebtedness	
Accounts payable	$ 196
Accrued expenses	429
Total aggregate indebtedness	$ 625
Computation of basic net capital requirement	
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 34,873
Ratio of aggregate indebtedness to net capital	.01 to 1

Schedule II

SPELLMAN CAPITAL CORPORATION
Reconciliation of the Computation of Net Capital with that of the Registrant as Filed in Part IIA of Form X-17a-5 As of December 31, 2002

Net capital as reported by Registrant in Part IIA of Form X-17a-5	
as of December 31, 2002 (unaudited)	62,372
Audit adjustments:	
Reclassification of non-marketable to marketable securities	30,000
Increase in haircuts on securities	(4,500)
Increase in undue concentration	(3,000)
Rounding	1
Net capital as computed on Schedule I	$ 84,873

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Spellman Capital Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Spellman Capital Corporation (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 16, 2003